UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________
SCOTT’S LIQUID GOLD-INC.

(Name of Subject Company)
_______________________
Common Stock, $0.10 par value
(Title of Class of Securities)
810202101
(CUSIP Number of Class of Securities)
_______________________
William J. Golden
Polymathes Capital LLC
20 Nassau Street, Suite M
Princeton, New Jersey 08542
(609) 945-1690

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copy To:
Nassau Legal Advisory
177 Nassau Street
Princeton, New Jersey 08542
December 17, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP Number: 810202101

1	NAMES OF REPORTING PERSONS. Polymathes Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,495
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 72,495
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,495
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .66%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP Number: 810202101

1	NAMES OF REPORTING PERSONS. Polymathes Founder Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 493,192
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 493,192
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,192
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.51%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Item 1.  Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock, $0.10 par value per share of Scott’s Liquid Gold-Inc. (“Issuer”), a Colorado corporation.  Issuer is located at 4880 Havana Street, Denver, Colorado 80239.

Item 2.  Identity and Background.

This Statement is being jointly filed by Polymathes Capital LLC and Polymathes Founder Fund LP (the “Reporting Persons”) pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended (the “Act”).  Set forth below is certain information with respect to each Reporting Person.

Polymathes Capital LLC (“Polymathes Capital”)

Polymathes Capital is a limited liability company formed in Delaware with its business address at 20 Nassau Street, Suite M, Princeton, New Jersey 08542.  The business telephone is (609) 945-1690.  The members are William J. Golden and John Wachter.  Each member is a citizen of the United States.  During the last five years, neither Polymathes Capital  nor, to the best of its knowledge, any of its members has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Polymathes Founder Fund LP (“Polymathes Founder Fund”)

Polymathes Founder Fund is a limited partnership formed in Delaware with its business address at 20 Nassau Street, Suite M, Princeton, New Jersey 08542.  The business telephone is (609) 945-1690.  The general partner is Polymathes Capital.  During the last five years, neither Polymathes Founder Fund nor, to the best of its knowledge, its general partner has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or other consideration

The Reporting Persons may be deemed to be the beneficial owner of, in aggregate, 565,687 Shares.  The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $118,857.20 (including commissions and premiums).  The source of funding for these Shares was the general working capital of the respective purchasers.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the Shares with the belief that the Shares were undervalued.  The Reporting Persons believe Issuer may hold value for significantly larger companies or private equity investors.  The Reporting Persons are considering ways for the Issuer to maximize shareholder value but have reached no conclusion.  The Reporting Persons may in the future seek to have discussions with the Issuer.

Item 5.  Interest in Securities of the Issuer

(a)
 The Reporting Persons may be deemed to beneficially own, in the aggregate, 565,687 Shares, representing approximately 5.17% of the Issuer’s outstanding Shares (based upon the 10,937,000 Shares stated to be outstanding as of November 9, 2012 by the Issuer in Issuer’s Form 10-Q for the quarterly period ended September 30, 2012).

(b)
For purposes of this Schedule 13D: Polymathes Capital has sole voting and sole dispositive power with regards to 72,495 Shares.  Polymathes Founder Fund has sole voting and sole dispositive power with regards to 493,192 Shares.  William Golden and John Wachter, by virtue of their relationship to Polymathes Capital, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares that Polymathes Capital directly beneficially owns.  William Golden and John Wachter disclaim beneficial ownership of such Shares for all other purposes.

(c)
The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on December 27, 2012.  All such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Shares	Price Per Share

Polymathes Founder Fund LP	10/23/2012	100,000	0.1206
Polymathes Founder Fund LP	10/24/2012	50,000	0.1206
Polymathes Founder Fund LP	10/24/2012	100	0.1270
Polymathes Founder Fund LP	10/25/2012	50,800	0.1206
Polymathes Founder Fund LP	10/26/2012	9,997	0.1307
Polymathes Founder Fund LP	11/1/2012	30,000	0.1357
Polymathes Founder Fund LP	11/1/2012	20,000	0.1307
Polymathes Founder Fund LP	11/1/2012	15,000	0.1307
Polymathes Founder Fund LP	11/1/2012	1	1.1300
Polymathes Founder Fund LP	11/1/2012	20,000	0.1332
Polymathes Founder Fund LP	11/12/2012	10,000	0.1432
Polymathes Founder Fund LP	11/21/2012	4,700	0.1759
Polymathes Founder Fund LP	11/26/2012	8,000	0.2211
Polymathes Founder Fund LP	11/26/2012	7,121	0.2864
Polymathes Founder Fund LP	11/27/2012	500	0.3470
Polymathes Founder Fund LP	11/27/2012	5,000	0.3467
Polymathes Founder Fund LP	11/27/2012	9,000	0.3015
Polymathes Founder Fund LP	11/28/2012	170	0.3159

Polymathes Founder Fund LP	11/28/2012	69	0.3445
Polymathes Founder Fund LP	11/29/2012	69	0.3635
Polymathes Founder Fund LP	11/29/2012	2,900	0.3507
Polymathes Founder Fund LP	11/30/2012	75	0.3608
Polymathes Founder Fund LP	11/30/2012	1,100	0.3492
Polymathes Founder Fund LP	11/30/2012	10,000	0.4015
Polymathes Founder Fund LP	11/30/2012	5,000	0.4015
Polymathes Founder Fund LP	12/3/2012	5,000	0.3819
Polymathes Founder Fund LP	12/3/2012	10,000	0.3819
Polymathes Founder Fund LP	12/3/2012	10,000	0.3819
Polymathes Founder Fund LP	12/3/2012	5,000	0.3769
Polymathes Founder Fund LP	12/3/2012	5,000	0.3719
Polymathes Founder Fund LP	12/4/2012	30,000	0.3492
Polymathes Founder Fund LP	12/4/2012	6,000	0.3266
Polymathes Founder Fund LP	12/5/2012	700	0.3015
Polymathes Founder Fund LP	12/7/2012	2,090	0.3015
Polymathes Founder Fund LP	12/10/2012	2,500	0.3266
Polymathes Founder Fund LP	12/12/2012	200	0.3350
Polymathes Founder Fund LP	12/13/2012	10,000	0.3317
Polymathes Founder Fund LP	12/13/2012	5,000	0.3317
Polymathes Founder Fund LP	12/17/2012	10,000	0.3819
Polymathes Founder Fund LP	12/17/2012	5,000	0.3719
Polymathes Founder Fund LP	12/17/2012	5,000	0.3518
Polymathes Founder Fund LP	12/17/2012	2,000	0.3518
Polymathes Founder Fund LP	12/17/2012	3,625	0.3316
Polymathes Founder Fund LP	12/19/2012	10,253	0.3317
Polymathes Founder Fund LP	12/26/2012	1,122	0.3216
Polymathes Founder Fund LP	12/26/2012	5,000	0.2864

Polymathes Capital LLC	11/12/2012	40,000	0.1457
Polymathes Capital LLC	11/26/2012	10,000	0.2814
Polymathes Capital LLC	11/27/2012	7,000	0.3015
Polymathes Capital LLC	11/29/2012	10,000	0.3920
Polymathes Capital LLC	12/3/2012	3,000	0.3819
Polymathes Capital LLC	12/17/2012	495	0.3520
Polymathes Capital LLC	12/17/2012	2,000	0.3819

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit	Description

1.	Joint Filing Agreement, between Polymathes Capital LLC and Polymathes Founder Fund LP, dated December 28, 2012.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Polymathes Capital LLC

Dated: December 28, 2012	By:	/s/ William J. Golden
Name: William J. Golden
Title: Member

Polymathes Founder Fund LP

By:	/s/ John Wachter
Name: John Wachter
Title: Member of General Partner